COMMENTS RECEIVED ON 04/13/2022

FROM CHRIS BELLACICCO

VARIABLE INSURANCE PRODUCTS FUND V (File Nos. 033-17704 and 811-05361)

Investment Grade Bond II Portfolio

POST-EFFECTIVE AMENDMENT NO. 81

1.

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we provide the fees and expenses and the hypothetical example sufficiently in advance of effectiveness for review.

R:

Please see the attached completed information.

2.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Managing the fund to have similar overall interest rate risk to the Bloomberg U.S. Aggregate Bond Index.”

C:

With regard to interest rate risk as underlined in the principal investment strategy, the Staff requests we consider revising to state “Interest Rate Changes risk” to be consistent with the Principal Investment Risks section.

R:

We believe the current disclosure reasonably and clearly defines the fund’s principal investment strategy in accordance with Item 4(a) of Form N-1A. We therefore respectfully decline to modify the disclosure.

3.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Investing in lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds).”

C:

The Staff requests we disclose the ratings for which the portfolio considers debt securities to be “less than investment-grade quality.”

R:

As reflected in the disclosure, the fund normally invests “at least 80% of assets in investment-grade debt securities (those of medium and high quality) of all types and repurchase agreements for those securities”. As noted above, the fund also may invest in “lower-quality debt securities (those of less than investment-grade quality…)”. We believe the meaning of “medium and high quality” and, relatedly, securities that are less than such quality, is standard in the industry and more meaningful to shareholders than providing specific ratings by the various credit rating agencies. Accordingly, we have not modified the disclosure.

4.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Investing in lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds).”

C:

The Staff requests we disclose that investments in junk bonds are considered speculative.

R:

We will revise the disclosure as follows (emphasis added):

Fund Basics – Investment Details – Principal Investment Risks

Issuer-Specific Changes. Changes in the financial condition of an issuer or counterparty, changes in specific economic or political conditions that affect a particular type of security or issuer, and changes in general economic or political conditions can increase the risk of default by an issuer or counterparty, which can affect a security's or instrument's credit quality or value. Entities providing credit support or a maturity-shortening structure also can be affected by these types of changes, and if the structure of a security fails to function as intended, the security could decline in value. Lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds) tend to be particularly sensitive to these changes.

Lower-quality debt securities involve greater risk of default or price changes due to changes in the credit quality of the issuer. The value of lower-quality debt securities often fluctuates in response to company, political, or economic developments and can decline significantly over short as well as long periods of time or during periods of general or regional economic difficulty. Lower-quality debt securities can be thinly traded or have restrictions on resale, making them difficult to sell at an acceptable price, and often are considered to be speculative.

5.

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we ensure all risks relating to the principal investment strategies are disclosed. For example, include disclosure discussing the risks of investments in repurchase agreements and derivatives and ensure that derivatives disclosure is tailored to the types of derivatives the fund intends to use.

R:

We believe that the current disclosure adequately describes the principal investment risks associated with the fund, and therefore have not modified the disclosure.

6.

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we consider including an extension risk.

R:

The following disclosure is included in the prospectus and the Statement of Additional Information (emphasis added). We believe this disclosure is appropriate.

Prospectus – Fund Basics – Investment Details – Principal Investment Risks

Prepayment. Many types of debt securities, including mortgage securities, are subject to prepayment risk. Prepayment risk occurs when the issuer of a security can repay principal prior to the security's maturity. Securities subject to prepayment can offer less potential for gains during a declining interest rate environment and similar or greater potential for loss in a rising interest rate environment. In addition, the potential impact of prepayment features on the price of a debt security can be difficult to predict and result in greater volatility.

Statement of Additional Information -Investment Policies and Limitations

The value of mortgage securities may change due to shifts in the market's perception of issuers and changes in interest rates. In addition, regulatory or tax changes may adversely affect the mortgage securities market as a whole. Non-government mortgage securities may offer higher yields than those issued by government entities, but also may be subject to greater price changes than government issues. Mortgage securities are subject to prepayment risk, which is the risk that early principal payments made on the underlying mortgages, usually in response to a reduction in interest rates, will result in the return of principal to the investor, causing it to be invested subsequently at a lower current interest rate. Alternatively, in a rising interest rate environment, mortgage security values may be adversely affected when prepayments on underlying mortgages do not occur as anticipated, resulting in the extension of the security's effective maturity and the related increase in interest rate sensitivity of a longer-term instrument. The prices of stripped mortgage securities tend to be more volatile in response to changes in interest rates than those of non-stripped mortgage securities.

7.

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Unlike individual debt securities, which typically pay principal at maturity, the value of an investment in the fund will fluctuate. You could lose money by investing in the fund.”

C:

The Staff requests we consider including this language at the beginning of the section.

R:

We believe the placement of the language is consistent with the requirements of Item 4(b)(1) of Form N-1A. Accordingly, we respectfully decline to modify the disclosure.

8.

“Fund Summary” (prospectus)

“Investment Advisers”

“Fidelity Management & Research Company LLC (FMR) (the Adviser) is the fund's manager. Other investment advisers serve as sub-advisers for the fund.”

C:

The Staff requests we confirm that each sub-adviser’s role is limited to day-to-day management of the fund’s holdings of cash and cash equivalents. Otherwise, disclose the sub-adviser(s) and related portfolio manager(s).

R:

We confirm that each sub-adviser will not have day-to-day responsibility for choosing investments for the fund; therefore, they are not named in the Fund Summary section.

9.

“Investment Details” (prospectus)

“Principal Investment Strategies”

“The Adviser may invest up to 10% of the fund's assets in lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds).”

C:

The Staff requests we disclose this 10% strategy in Item 4 disclosure.

R:

The Staff has indicated that the prospectus summary section is intended to be a type of “executive summary” of “streamlined disclosure of key mutual fund information” at the front of the prospectus (1998 and 2009 Form N‐1A amendments adopting releases). We believe that we have appropriately summarized the key information about the fund’s principal investment strategies in the summary section in accordance with Item 4(a) of Form N‐1A. Accordingly, we do not believe additional disclosure is needed in that section.

10.

“Investment Details” (prospectus)

“Principal Investment Risks”

“Leverage Risk. Derivatives, forward-settling securities, and short sale transactions involve leverage because they can provide investment exposure in an amount exceeding the initial investment. Leverage can magnify investment risks and cause losses to be realized more quickly. A small change in the underlying asset, instrument, or index can lead to a significant loss. Assets segregated to cover these transactions may decline in value and are not available to meet redemptions. Forward-settling securities and short sale transactions also involve the risk that a security will not be issued, delivered, available for purchase, or paid for when anticipated. An increase in the market price of securities sold short will result in a loss. Government legislation or regulation could affect the use of these transactions and could limit a fund's ability to pursue its investment strategies.”

C:

If the fund plans to engage in short selling as part of its principal investment strategy, please disclose in the strategy section and also confirm that expenses, such as dividends paid on stocks sold short, will be included in the “other expenses” line item or in a separate line item in the fee table.

R:

The fund does not have a principal investment strategy to sell securities short.

Attachment 1

VIP Investment Grade Bond II Portfolio - Initial Class

Annual Operating Expenses

(expenses that you pay each year as a % of the value of your investment)

Management fee	0.30%
Distribution and/or Service (12b-1) fees	None
Other expenses(a)	0.12%
Total annual operating expenses	0.42%

(a)Based on estimated amounts for the current fiscal year.

1 year	$43
3 years	$135

VIP Investment Grade Bond II Portfolio - Investor Class

Annual Operating Expenses

(expenses that you pay each year as a % of the value of your investment)

Management fee	0.30%
Distribution and/or Service (12b-1) fees	None
Other expenses(a)	0.15%
Total annual operating expenses	0.45%

(a)Based on estimated amounts for the current fiscal year.

1 year	$46
3 years	$144